For Immediate Release                  Contact: Timothy J. Reid (785) 295-6695

TOPEKA, Kansas, March 8, 2000 - Payless ShoeSource, Inc. (NYSE:PSS) announced today that its Board of Directors has approved repurchasing up to approximately
7.5 million shares, or 25 percent of the 29.6 million shares of common stock currently outstanding, through a Dutch Auction self-tender offer expected to commence the week of March 12, 2000. The tender offer price will range from $48 to $53 per share, or a total of $362 million to $400 million, if the maximum number of shares is repurchased. This price range represents a 15 to 27 percent premium to the $41 3/4 closing price per share on March 7, 2000, the last trading day prior to date of this release.

The company also announced that it has raised its current fiscal year earnings per share growth target to 20 percent, compared with its previous goal of 15 percent, excluding non-recurring and extraordinary charges. The company will take $11.8 million of pre-tax charges for non-recurring and extraordinary items against first quarter 2000 earnings, principally for costs associated with the analysis and consideration of various strategic alternatives, refinancing costs and costs associated with the self-tender.

If the number of shares tendered is greater than the number sought, the company will select the lowest price within the stated range that will allow it to buy 7,547,170 shares, with purchases to be made on a pro rata basis for shareowners tendering at or below the purchase price.

Payless ShoeSource, Inc. has obtained committed financing for the self-tender.

Steven J. Douglass, Payless Chairman and Chief Executive Officer, said, "Since our spin-off from The May Department Stores Company in 1996, Payless ShoeSource, Inc. has committed $582 million to repurchase more than 27 percent of its original outstanding shares in less than four years. The transaction we are announcing today clearly demonstrates that management continues to focus its capital allocation on creating value for its shareowners."

Mr. Douglass went on to explain that, "Payless has a very healthy business with cash flows capable of servicing the additional debt it has incurred. By leveraging its balance sheet, Payless ShoeSource, Inc. lowers its cost of capital and provides shareowners significant benefit in the near term."

This announcement follows a year of record sales and earnings for the company. Earnings per share increased 15.1 percent in 1999 over last year and have exceeded this level of growth on a compound annual basis over the past four years. Return on equity rose to 19.4 percent at year-end from 16.1 percent last year.

"Payless ShoeSource is a performance leader within the footwear industry with after-tax earnings in 1999 exceeding $136 million." Mr. Douglass added that he expects a reenergized Payless ShoeSource chain, plus continued growth from Parade, Canadian expansion, the store-within-store strategy with ShopKo Stores, Inc. and Payless.com(sm) to provide earnings growth, and sufficient cash flow resources to complete the share repurchase and continue to support its expansion.

"We believe the share repurchase program announced by the Company today represents the best balance between using our strong cash flow to build our operations, especially in light of consolidation opportunities in our industry, while also providing immediate shareowner returns," Mr. Douglass concluded.

In connection with approving the tender offer, the Board of Directors approved the increase of its $500 million stock repurchase program, approved in October of 1998, by $200 million. As of January 30, 2000, Payless ShoeSource, Inc. had $235 million remaining from the $500 million authorization, which,

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combined with the additional $200 million authorization, leaves $435 million available for share repurchases, including the self-tender.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE COMPANY'S COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY THE COMPANY'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT THE COMPANY WILL BE SENDING OUT TO ITS SHAREOWNERS SHORTLY. SHAREOWNERS SHOULD READ THOSE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS TO THE OFFER. SHAREOWNERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FOR FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV OR FROM OUR INFORMATION AGENT, D.F. KING & CO., INC., AT 77 WATER STREET, 20TH FLOOR, NEW YORK, NEW YORK 10005, TELEPHONE: 212-269-5550. SHAREOWNERS ARE URGED TO CAREFULLY READ THOSE MATERIALS PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER.

The Board of Directors of the company has approved the tender offer but neither the company nor the Board of Directors is making any recommendation to shareowners as to whether to tender or refrain from tendering their shares or as to the purchase price or prices at which shareowners may choose to tender their shares. Shareowners must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which such shares should be tendered.

Payless ShoeSource, Inc. is North America's largest family footwear retailer. The company operates 4,462 Payless ShoeSource stores offering quality family footwear at affordable prices. In addition, customers can buy shoes over the Internet through Payless.com(SM), at http://www.payless.com. Payless also operates 220 Parade stores featuring fashionable mid-priced women's footwear.

This release contains forward-looking statements relating to such matters as anticipated financial performance, share repurchase plans, consumer spending patterns, business prospects, new products, future store openings, inventories, possible strategic alternatives and similar matters. Forward looking statements are identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," or variations of such words. A variety of known and unknown risks and uncertainties and other factors could cause actual results and expectations to differ materially from the anticipated results or expectations. Please refer to the company's 1998 Annual Report and the company's Form 10-K for the fiscal year ended January 30, 1999, for more information on these and other risk factors that could cause actual results to differ. The company does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


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